March 6, 2013

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed February 12, 2013

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter to Amendment No. 8 to our Registration Statement on Form S-1.

General

1. You disclose on page F-8 that your current fiscal year end is December 31; however, the Company Data section of your EDGAR profile indicates that your current fiscal year end is June 30. Please revise the Company Data section of your EDGAR profile accordingly.

Edgar profile revised to disclose December 31 year end.

Capitalization, page 10

2. Since you have now presented financial statements for the period ended September 30, 2012, please update your capitalization table to also be as of September 30, 2012.

Capitalization updated through September 30, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

General

3. Your discussion of liquidity and capital resources as well as your results of operations on page 16 relates to the period ended June 30, 2012. Since you have now presented financial statements for the period ended September 30, 2012, please update the financial information presented in your MD&A to also be for the period ended September 30, 2012.

Updated through September 30, 2012.

Financial Statements for the Period Ended September 30, 2012

Balance Sheets, page F-14

4. Rule 8-03 of Regulation S-X requires interim financial statements to include a balance sheet as of the end of your most recent fiscal quarter as well as a balance sheet as of the end of the preceding fiscal year. As such, please revise to present balance sheets as of September 30, 2012 and December 31, 2011.

Balance sheet revised to present September 30, 2012 and Dec. 31, 2011.

5. Please supplementally provide us with a reconciliation of your retained earnings from December 31, 2011 to September 30, 2012, since there appear to be other adjustments in addition to your net loss for the nine months ended September 30, 2012.

Calculation error corrected.

Statements of Cash Flows, page F-16

6. Please revise your statement of cash flows to ensure that net income (loss) for the nine months ended September 30, 2012 and 2011 agree to the amounts presented on the face of your statements of operations.

Revised for consistency.

Note 2 – Related Party Transactions, page F-17

7. You disclose that you owe $2,500 to Mr. Bauman as of September 30, 2012; however, there are no liabilities presented on the face of your balance sheet as of September 30, 2012. Please advise or revise.

Revised.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.